UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K
FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.
For the fiscal year ended December 31, 2005
OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934.
Commission File Number 1-9965
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
KEITHLEY INSTRUMENTS, INC.
28775 AURORA ROAD
CLEVELAND, OHIO 44139

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS
TRUST AND PLAN
FINANCIAL
STATEMENTS
AND
SUPPLEMENTAL
SCHEDULE
FOR THE
YEARS ENDED
DECEMBER 31,
2005 AND 2004

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
INDEX TO FINANCIAL STATEMENTS
AND SUPPLEMENTAL SCHEDULE

PAGE
Reports of Independent Registered Public Accounting Firms	1-2

Financial statements:

Statements of Net Assets Available for Plan Benefits as of December 31, 2005 and 2004	3

Statement of Changes in Net Assets Available for Plan Benefits for the year ended December 31, 2005	4

Notes to Financial Statements	5-8

Supplemental schedule:

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	9

Signatures	10
EX-23.1 Consent of SS&G Financial Services, Inc.
EX-23.2 Consent of PricewaterhouseCoopers LLP

NOTE:	Certain schedules required under the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted as the conditions under which they are required are not present.

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
  of the Keithley Instruments, Inc.
  Retirement Savings Trust and Plan
We have audited the accompanying statements of net assets available for benefits for Keithley Instruments, Inc. Retirement Savings Trust and Plan as of December 31, 2005, the related statements of changes in net assets available for benefits for the year then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2005. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements and supplemental schedule based on our audit. The financial statements of Keithley Instruments, Inc. Retirement Savings Trust and Plan as of and for the year ended December 31, 2004 were audited by other auditors whose report dated June 24, 2005, expressed an unqualified opinion on those statements.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes, examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion the 2005 financial statements and supplemental schedule referred to above present fairly, in all material aspects, the net assets available for benefits of the Keithley Instruments, Inc. Retirement Savings Trust and Plan as of December 31, 2005, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.
/s/ SS&G Financial Services, Inc.
CERTIFIED PUBLIC ACCOUNTANTS
Cleveland, Ohio
June 14, 2006

Report of Independent Registered Public Accounting Firm
To the Participants and Administrator
  of the Keithley Instruments, Inc.
  Retirement Savings Trust and Plan
In our opinion, the accompanying statement of net assets available for plan benefits presents fairly, in all material respects, the net assets available for plan benefits of Keithley Instruments, Inc. Retirement Savings Trust and Plan (the “Plan”) at December 31, 2004, in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
Cleveland, Ohio
June 24, 2005

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
AS OF DECEMBER 31, 2005 AND 2004

	2005	2004
Investments, at fair value (See Note 3)	$43,692,621	$39,189,425
Participant loans	69,904	83,489

Total investments	43,762,525	39,272,914

Receivables:
Employer contribution	474,341	484,214
Participant contributions	223,669	245,811
Dividends and interest	8,047	4,751

Total receivables	706,057	734,776

Net assets available for plan benefits	$44,468,582	$40,007,690

The accompanying notes are an integral part of these financial statements.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2005
Additions to net assets attributed to:

Investment income:
Net appreciation of investments	$2,060,530
Dividends and interest	753,374

Total investment income	2,813,904

Contributions:
Employer	860,341
Participants	2,677,802
Rollovers	197,446

Total contributions	3,735,589

Total additions	6,549,493

Deductions from net assets attributed to:

Distributions to participants	(2,088,601)

Net increase	4,460,892

Net assets available for plan benefits at beginning of year	40,007,690

Net assets available for plan benefits at end of year	$44,468,582

The accompanying notes are an integral part of these financial statements.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 1 — PLAN DESCRIPTION:
The following description of the Keithley Instruments, Inc. Retirement Savings Trust and Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.
Participation
The Plan is a defined contribution plan, established on January 1, 1988, covering all domestic employees of Keithley Instruments, Inc. and its participating subsidiaries (the “Company”) that have attained age twenty-one. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
Administration
The Plan is administered by the Company (the “Administrator”). The administration of the Plan includes exercising all necessary powers as provided by the Plan to interpret and apply the Plan provisions. The Company has the right to settle claims or debts and to defend any claims arising from the operation of the Plan. The Charles Schwab Trust Company (“Schwab”) is the trustee and acts as the custodian of the Plan.
Contributions
Participants may elect to contribute up to 25 percent of their compensation and have the option of contributing their profit sharing award, if any, on a pre-tax basis subject to certain limitations of the Internal Revenue Code.
The Company may, at its option, match a portion of participants’ voluntary contributions. The Company elected to match 50% of each dollar of pre-tax contributions up to 6% of participants’ compensation for 2005 and 2004. The Company has complete discretion to determine its matching contribution, if any, each year.
The Company may make additional supplemental profit sharing contributions to the Plan. All eligible U.S. employees, as defined, may receive these profit sharing contributions if they are actively employed as of December 31. No additional supplemental profit sharing contributions were made to the Plan during 2005.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
Participant accounts
Each participant has two separate accounts under each fund in which contributions have been invested on behalf of the participant. One account represents the participant’s contributions and earnings thereon (“Participant Account”) and the other account represents the employer’s contributions, made on behalf of the respective participant, and the earnings thereon (“Employer Account”). Forfeitures of terminated participants’ nonvested employer account balances are used to reduce future employer contributions.
Net assets available for Plan benefits of $23,521 and $13,257 were not allocated to participants’ accounts at December 31, 2005 and 2004, respectively, due to forfeitures during each Plan year.
Vesting
Participants are immediately vested in their voluntary contributions plus earnings thereon. Vesting of the employer contributions starts after the first year and is based on years of service. A participant is 100 percent vested after three years of credited service.
Payment of benefits
Upon termination of service, a participant may elect to receive either a lump-sum amount equal to the value of his or her account, or installment payments. In the case of a severe financial hardship, the Administrator at its sole discretion may direct distribution of all or a portion of a participant’s account, subject to certain restrictions.
Participant Loans
In the case of a financial hardship as defined by the Plan, a participant may apply to the Administrator for a loan. The Administrator in accordance with a uniform nondiscriminatory policy may direct the custodian to make a loan to a participant from their before-tax contribution account, subject to certain restrictions. Loans outstanding as of December 31, 2005, bear interest at rates ranging from 6.0 to 10.50 percent per annum. Loans outstanding as of December 31, 2004, bear interest rates ranging from 6.0 to 10.75 percent per annum.
Termination at provisions
The Company anticipates and believes that the Plan will continue; however, the Company reserves the right to terminate the Plan at any time by an action of its Board of Directors. In the event of termination of the Plan, the assets then remaining will be allocated and distributed to participants in accordance with the terms and provisions of the Plan.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
The following is a summary of the significant accounting policies of the Plan as sponsored by the Company.
Basis of accounting
The accompanying financial statements are prepared under the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.
Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of net assets available for Plan benefits and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for Plan benefits during the reporting period. Actual results could differ from those estimates.
Benefit distributions
Distributions are recognized during the period in which they are paid to a Plan participant.
Investment valuation and income recognition
All investment accounts are included in the financial statements at fair value determined by quoted market prices as reported to the Plan by Schwab. Purchases and sales of securities are recorded on a settlement date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. The Plan presents in the Statement of Changes in Net Assets Available for Plan Benefits the net appreciation or depreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation or depreciation on those investments.
Administrative expenses
Administrative expenses of the Plan are paid by the Company, except for Personal Choice Retirement Account fees and other specific fund expenses.
Risks and uncertainties
The Plan provides for various investment options through the use of mutual funds and personal choice brokerage accounts. Investment securities are exposed to various risks, such as interest rate and market fluctuations. Due to the level of risk associated with certain investment securities, as well as the level of uncertainty related to changes in the value of the investment securities, it is possible that changes in the near term could materially affect participants’ account balances and the amounts reported in the financial statements.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
NOTES TO FINANCIAL STATEMENTS
NOTE 3 — INVESTMENTS:
During 2004, the mix of funds available to participants for investment purposes was changed to allow for easier participant selections and to maintain appropriate diversification. Following the change, 18 funds were available to participants for investment purposes. Schwab manages the distribution of assets among funds and provides record keeping services. Additionally, participants may choose to invest in any stock listed on a major U.S. exchange, over 1,800 mutual funds, bonds and other fixed-income investments, and money market funds through the use of a Personal Choice Retirement Account.
The following table presents the fair value of the individual investments that represent 5 percent or more of the Plan’s net assets:

	December 31,
	2005	2004
Allianz RCM Global Technology	$2,740,538	$2,607,694
Dreyfus Midcap Index Fund	2,569,098	2,097,048
EuroPacific Growth R3	2,226,034	—
Marsico Focus Fund	6,454,763	6,195,589
Schwab S&P 500 Fund	7,010,439	7,203,355
Schwab Stable Value Fund	7,534,333	7,014,289
T. Rowe Price New Horizons Fund	2,860,928	2,225,943
Vanguard Small Cap Index Fund	—	2,016,440
NOTE 4 — FEDERAL INCOME TAX STATUS:
On July 17, 2002, the Internal Revenue Service advised that the Plan, as amended, is qualified and the trust thereunder is exempt from federal income tax pursuant to Section 401(a) of the Internal Revenue Code (IRC). The Plan has been amended since receiving the determination letter. However, the Plan’s Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.
NOTE 5 – PARTY-IN-INTEREST TRANSACTIONS:
At December 31, 2005 and 2004, the Plan held shares of mutual funds managed by an affiliate of The Charles Schwab Trust Company, Trustee to the Plan. In addition, at December 31, 2005 and 2004, the Plan held 5,451 and 5,974 shares of Keithley Instruments, Inc. common stock, valued at $76,211 and $117,697, respectively. Transactions involving these investments are allowable party-in-interest transactions under ERISA.

Schedule 1
KEITHLEY INSTRUMENTS, INC.
EIN # 34-0794417
PLAN NUMBER 003
RETIREMENT SAVINGS TRUST AND PLAN
SCHEDULE H, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2005

(a)	(b)	(c)	(e)
		Description of investment
		including maturity date,
	Identity of issue, borrower,	rates of interest, collateral,
	lessor, or similar party	par, or maturity value	Current value
	Mutual Funds:
	Allianz RCM Global Technology	Registered Investment Co.	$2,740,538
	Dreyfus Midcap Index Fund	Registered Investment Co.	2,569,098
	Eaton Vance Income Fund	Registered Investment Co.	331,802
	EuroPacific Growth R3	Registered Investment Co.	2,226,034
	Heartland Value Fund	Registered Investment Co.	426,149
	Marsico Focus Fund	Registered Investment Co.	6,454,763
	PIMCO Total Return Fund Class D	Registered Investment Co.	1,452,948
*	Schwab Managed Retirement 2010	Common/Collective Trust	401,762
*	Schwab Managed Retirement 2020	Common/Collective Trust	1,974,639
*	Schwab Managed Retirement 2030	Common/Collective Trust	330,351
*	Schwab Managed Retirement 2040	Common/Collective Trust	96,316
*	Schwab S&P 500	Registered Investment Co.	7,010,439
*	Schwab Stable Value Fund	Registered Investment Co.	7,534,333
*	Schwab Total Stock Market Index Fund	Registered Investment Co.	515,644
	T. Rowe Price New Horizons Fund	Registered Investment Co.	2,860,928
	Third Avenue Real Estate Value Fund	Registered Investment Co.	989,349
	Van Kampen Comstock Fund Class A	Registered Investment Co.	1,639,596
	Vanguard Small Cap Index Fund	Registered Investment Co.	2,023,165

	Total Mutual Funds		41,577,854

	Personal Choice Retirement Account:
*	Keithley Instruments, Inc.		76,211
	Other Participant Directed Investments		2,038,556

	Total Personal Choice Retirement Account		2,114,767

*	Participant Loans	6.0% to 10.5%	69,904

	Total Investments		$43,762,525

(*)	Denotes an allowable party in interest

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

KEITHLEY INSTRUMENTS, INC.
RETIREMENT SAVINGS TRUST AND PLAN
(Name of Plan)

Date: June 28, 2006	/s/ Mark J. Plush

Mark J. Plush
Vice President and Chief Financial Officer
Keithley Instruments, Inc., Plan Administrator